UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) FOR THE CALENDAR YEAR ENDED DECEMBER 31, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

FOR THE TRANSITION PERIOD FROM ___________ TO ______________

Commission File Number: 000-22125

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

DIAMONDCLUSTER INTERNATIONAL, INC.
401(K) PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

DiamondCluster International, Inc.
875 North Michigan Avenue, Suite 3000
Chicago, Illinois 60611

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrative Committee
DiamondCluster International, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the DiamondCluster International, Inc. 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Oak Brook, Illinois
May 12, 2005

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments, at fair value (Note 3)	$29,339,391	$24,690,950

Receivables:
Contributions receivable from participants	—	71,175
Employer match receivable	430,144	—
Dividends receivable	7,349	2,480

Net assets available for benefits	$29,776,884	$24,764,605

See accompanying notes to financial statements.

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions to net assets attributed to:
Interest income	$72,221
Dividend income	635,664
Contributions:
Participants	3,565,943
Employer	430,144
Rollovers	565,458
Net appreciation in fair value of investments	2,295,408
Interest on participant loans	8,490

Total additions	7,573,328

Deductions from net assets attributed to:
Distributions to participants	2,547,289
Trustee/recordkeeper fees	13,760

Total deductions	2,561,049

Increase in net asset available for benefits	5,012,279

Net assets available for benefits:
Beginning of year	24,764,605

End of year	$29,776,884

See accompanying notes to financial statements.

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(1)	Description of Plan

The following brief description of the DiamondCluster International, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information. The Plan was amended in its entirety and restated effective January 1, 2002. The Plan was also amended effective September 15, 2004 in order to provide for a discretionary Employer matching contribution and December 13, 2004 to clarify which participants are eligible to receive the matching contribution.

(a)	General

The Plan is a voluntary defined contribution plan for all eligible employees of DiamondCluster International, Inc. and its affiliated employer, DiamondCluster International North America, Inc. (together the “Company”), who meet the minimum age requirement specified in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Contributions

During the 2004 Plan year, participants could contribute the lesser of $13,000, subject to the limitations set forth in the Internal Revenue Code, or 80% of pretax annual compensation. During 2004, participants over 50 years old could make additional “catch-up” contributions up to the amount of $3,000. Participants may also contribute amounts representing distributions from other qualified defined-benefit or contribution plans. Participants may direct their contributions in any one or any combination of the Plan’s various investment funds. Participants may also direct a percentage of their contributions into Personal Choice Retirement Accounts (PCRA’s), which are self-directed brokerage accounts. The PCRA’s allow participants to direct a percentage of their contributions into Company common stock.

As a result of a plan amendment, beginning September 15, 2004, all eligible employees below the level of vice president may receive matching contributions from the Company after attaining the age of 18 when the Company, in its discretion, determines to make matching contributions. The amount of the matching contribution is determined annually based on the Company’s performance. The matching contribution is immediately vested. The formula for the match for the 2004 Plan year was 50% of the first 3% of compensation deferred.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, earnings, and net appreciation on such contributions based on the participant’s elected investment options.

(d)	Vesting

Participants are immediately vested in their voluntary and matching contributions plus actual earnings thereon.

(e)	Distributions

On termination of service due to death, disability, retirement, or other separation of service with a vested account balance in excess of $5,000, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a specified period of time not exceeding the life expectancy of the participant or the joint life and last survivor expectancy of the participant and a designated beneficiary. If the vested account balance is less than $5,000, the participant or beneficiary will receive a lump-sum distribution.

In-service distributions are allowed for certain cases of financial hardship or upon the participant’s attainment of age 59 1/2.

(f)	Administrative Expenses

Certain administrative expenses were paid directly by the Company. It is not the intention of the Company to obtain reimbursement from the Plan for these payments.

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS — (CONTINUED)

(g)	Participant Loans

Participants are permitted to obtain loans from their Plan accounts while employed by the Company. Participants may borrow a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from the investment fund to the participant notes fund. Loan terms range from one to five years and up to 15 years for the purchase of a primary residence. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the local prevailing rates as determined quarterly by the Plan administrator. Interest rates on loans outstanding at December 31, 2004 range from 5.0% to 10.5%. Principal and interest are paid ratably through semi-monthly payroll deductions, and repayments are reinvested into the participant’s account according to the current investment election.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates. Investment valuations are particularly subject to change in the near term.

(c)	Investment Valuation and Income Recognition

The assets of the Plan are held by the Plan trustee. The Plan’s investments in mutual funds and common stock are recorded at fair value based on quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Participant loans and money market funds are valued at cost, which approximates fair value. Interest and dividend income on investments is recognized as earned.

The Plan’s investment activities as presented in the statement of changes in net assets available for benefits include the net appreciation/depreciation in fair value of investments, which consists of the realized gains or losses on investment sales, and the unrealized appreciation or depreciation on investments held at year end.

(d)	Distributions

Distributions are recorded when paid.

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS — (CONTINUED)

(3)	Investments

The fair value of individual investments which represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2004 and 2003 are as follows:

	December 31,
Description	2004	2003
Baron Asset Fund	$4,157,088	$3,354,795
Schwab 1000 Fund	5,775,598	4,900,053
Schwab Retirement Money Fund	4,389,103	6,029,359
Strong Government Securities	1,496,269	1,409,274
William Blair International Growth Fund	1,615,776	697,601

The amounts reflected in the table above include shares of the Schwab Retirement Money Fund and William Blair International Growth Fund held in Personal Choice Retirement Accounts as of December 31, 2004 and 2003.

During 2004, the net appreciation on the Plan’s investments, including realized and unrealized gains and losses, appreciated in value as follows:

Description	2004
Mutual Funds	$1,871,159
Unit Investment Trusts	37,486
Other investments	(440)
Common Stock	387,203

$2,295,408

The Plan provides for investments in common stock, mutual funds, bonds, and money market funds that, in general, are exposed to various risks, including interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and individual participant accounts.

(4)	Party-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan allows participants to invest their account balances in shares of certain mutual funds and a money market fund managed by The Charles Schwab Corporation. Charles Schwab Trust Company is the trustee as defined by the Plan and Schwab Retirement Plan Services, Inc. serves as the Plan’s recordkeeper and, therefore, these transactions qualify as party-in-interest transactions. The value of these investments at December 31, 2004 and 2003 was $10,552,491 and $11,459,462, respectively. Fees paid by the Plan to the trustee/recordkeeper totaled $13,760 for the year ended December 31, 2004.

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS — (CONTINUED)

The Plan also allows participants to invest their account balances in shares of DiamondCluster International, Inc. common stock through PCRA’s. The number of shares of DiamondCluster International, Inc. common stock held by the Plan at December 31, 2004 and 2003 was 82,459 shares and 93,983 shares, respectively. The value of these shares at December 31, 2004 and 2003 was $1,181,637 and $958,627, respectively. No dividends were paid on these shares during the years ended December 31, 2004. These transactions also qualify as party-in-interest transactions.

The Plan also allows participants to take loans from their accounts in the Plan. These investments also qualify as party-in-interest and totaled $99,450 and $164,526 at December 31, 2004 and 2003, respectively.

(5)	Tax Status

The Plan obtained its latest determination letter on May 1, 2003, in which the Internal Revenue Service informed the Company that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receipt of the determination letter, however, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(6)	Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time, subject to the provisions set forth in ERISA.

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2004

Name of Plan Sponsor: DiamondCluster International, Inc.
Employer Identification Number: 36-4069408
Plan Number: 001

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	(e)
(a)	or Similar Party	Par or Maturity Value	Cost(1)	Current Value

Domestic equity funds:
	Ameristock Fund	Ameristock Fund		$758,931
	Barclays Global Investors	Barclays GL Inv Lifepath 2010		44,911
	Barclays Global Investors	Barclays GL Inv Lifepath 2020		101,815
	Barclays Global Investors	Barclays GL Inv Lifepath 2030		305,266
	Barclays Global Investors	Barclays GL Inv Lifepath 2040		277,193
	Baron Funds	Baron Asset Fund		4,157,088
	FMI Funds	FMI Common Stock Fund		663,237
	Heritage Funds	Heritage Capital Appreciation Fund		849,881
	JP Morgan	JP Morgan Small Cap Equity Sel Fund		748,572
*	Schwab	Schwab 1000 Fund		5,775,598
	Van Kampen	Van Kampen Equity Income CI A Fund		796,992

		Total domestic equity funds		14,479,484

International equity funds:
	William Blair	William Blair Int’l Growth Fund		1,581,481

Money market funds:
*	Schwab	Retirement Money Fund		2,869,095

Fixed income funds:
	Strong Funds	Strong Government Securities Fund		1,496,269

Common Stock:
*	DiamondCluster International, Inc.	DiamondCluster International, Inc.		1,181,637

Self-directed brokerage accounts:
	Various	Personal Choice Retirement Accounts (PCRA)		7,622,392

Other investments:
	Alliance Capital Mgmt	Alliance Capital Management Ltd Partnership		6,923
	Kinder Morgan Energy	Kinder Morgan Energy Partners LP		2,660

		Total other investments		9,583

*	Plan participants	Participant loans (interest ranging from 5.0% to 10.5% and maturities ranging from 2005 to 2016)		99,450

				$29,339,391

*	Represents a party-in-interest.
(1)	Participant-directed investments; cost is not required to be reported.

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized in the City of Chicago, State of Illinois, on June 22, 2005.

DiamondCluster International, Inc. 401(k) Plan (Name of Plan)

/s/ William R. McClayton
Name:	William R. McClayton
Its: Plan Administrator

/s/ Karl E. Bupp
Name:	Karl E. Bupp
Its: Plan Administrator

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

Exhibit Index

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm